Exhibit 99.3

OFA GROUP

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: OFAL)

FORM OF PROXY FOR EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

To Be Held on November 24, 2025, Pacific Time

(or any adjourned or postponed meeting thereof)

I/We [insert name] of___________________________________________________[insert address] being the registered holder of_________________ Ordinary Shares1, par value US$0.001 per share, of OFA Group (the “Company”) hereby appoint the Chairperson of the extraordinary general meeting (the “Chairperson”) 2 or_______________________of_________________________________as my/our proxy to attend and act for me/us at the extraordinary general meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 609 Deep Valley Drive, Suite 200, Rolling Hills, CA 90274 on November 24, 2025 at 2:00 p.m., PST (5:00 p.m., Eastern Time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion 3. The meeting will be held in a virtual meeting format at www.virtualshareholdermeeting.com/OFAL2025SM.

PROPOSAL 1 RESOLUTION:	As an ordinary resolution, to increase the Company’s authorized share capital from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”), to US$320,000 divided into 320,000,000 ordinary shares of a par value of US$0.001 each (the “Increase of Authorized Share Capital”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 2 RESOLUTION:	As an ordinary resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorised share capital of the Company by (i) re-classifying and re-designating 120,000,000 ordinary shares as 100,000,000 Class A ordinary shares, par value US$0.001, each with one vote per share (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares, par value US$0.001 each, with 25 votes per share (the “Class B Ordinary Shares”). The current issued and outstanding 14,223,611 ordinary shares of par value of US$0.001 each be and are re-classified and re-designated as Class A Ordinary Shares; and (ii) re-classify the remaining 200,000,000 shares as undesignated shares of a par value of US$0.001 each (the “Un-designated Shares”), of such class or classes, however designated, as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$320,000 divided into 320,000,000 shares comprising (i) 100,000,000 Class A Ordinary Shares; (ii) 20,000,000 Class B Ordinary Shares; and (iii)200,000,000 Un-designated Shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 3 RESOLUTION:	As a special resolution, subject to the approval of Proposals 1 and 2 by the shareholders, to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association, by the deletion in their entirety and to approve and adopt the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association, with immediate effect in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association, currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 4 RESOLUTION:	As an ordinary resolution, subject to the approval of Proposals 1 - 3 by the shareholders, to issue 20,000,000 Class B Ordinary Shares each in the capital of the Company to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. at par value each, for an aggregate consideration of US$20,000.00.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 5 RESOLUTION:	As an ordinary resolution, (i) the Company be authorized to enter into, execute, deliver and perform all obligations under the Securities Purchase Agreement (the “Purchase Agreement”), the Certificate of Designations of Series A Convertible Preferred Shares, par value UD$0.001 per share (the “CoD”) and the Registration Rights Agreement (the “RRA,” and together with the Purchase Agreement and the CoD, the “Transaction Documents”), in each case substantially in the forms presented to the shareholders and attached hereto as Annexes B-D; (ii) the Company is authorized to issue and sell up to 50,000 Series A Convertible Preferred Shares (the “Preferred Shares”), having an aggregate stated value of up to US$50,000,000, pursuant to and in accordance with the Transaction Documents (the “Private Placement” or the “Facility”); (iii) any Director and/or officer of the Company be authorized and directed to negotiate, execute and deliver all agreements, documents and instruments necessary or desirable to establish, maintain and draw upon the Private Placement; (iv) any Director and/or officer be authorized to take all such actions (including issuance of Preferred Shares under the authorised Un-designated Shares, determining the rights attached to these preferred shares and submission of Registration Statement with the U.S. Securities and Exchange Commission) as may be necessary or appropriate in connection with the Facility and the Private Placement; (v) the Facility will be subscribed for up to US$18,000,000 by Greentree Financial Group, Inc.; and (v) the Facility will be subscribed for up to US$32,000,000 by TriCore Foundation, LLC. The beneficial owners of TriCore Foundation, LLC are the three founder shareholders and affiliates of the Company: (A) Li Hsien Wong, (B) Wai Wong Chong, and (C) R-Opus, Inc.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 6 RESOLUTION:	As an ordinary resolution, to establish and maintain a digital asset treasury for the purpose of holding, managing and investing in digital assets including cryptocurrencies and blockchain-based assets.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 7 RESOLUTION:	As an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve any other proposal(s).

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated _____________________, 2025	Signature(s)[4] _________________________

1.	Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the extraordinary general meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK

THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise her discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolutions referred to in the EGM Notice which has been properly put to the EGM.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.